SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 10)*


                           ORIENT-EXPRESS HOTELS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 4, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:   [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No.  G67743107                                  Page 2 of 7 Pages
------------------------                              --------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No.  G67743107                                  Page 3 of 7 Pages
------------------------                              --------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No.  G67743107                                  Page 4 of 7 Pages
------------------------                              --------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 10") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1"), August 4, 2008 ("Amendment No. 2"), August 26, 2008 ("Amendment No. 3"), September 25, 2008 ("Amendment No. 4"), October 6, 2008 ("Amendment No. 5"), October 7, 2008 ("Amendment No. 6"), October 15, 2008 ("Amendment No. 7"), November 24, 2008 ("Amendment No. 8") and January 14, 2009 ("Amendment No. 9") (the Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 10 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").

Item 5.      Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on May 6, 2009, the Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 3.7% of the shares of Common Stock outstanding. The percentages used herein are based upon 76,834,500 shares of Common Stock reported to be outstanding upon the May 4, 2009 closing of the Issuer's offering of Common Stock (as disclosed by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on April 29, 2009 and the press release attached to its Form 8-K filed with the Securities and Exchange Commission on May 7, 2009).

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 3.7% of the shares of Common Stock outstanding).

     As a result of the Agreement described in Item 4, the Reporting Persons and the D. E. Shaw group may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act. Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on May 6, 2009, the D. E. Shaw group beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 4.2% of the class. The D. E. Shaw group has reported its beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on May 6, 2009, the group may be deemed to beneficially own an aggregate of 6,053,678 shares of Common Stock, representing approximately 7.9% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the D. E. Shaw group, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons' management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.7% of such class of securities;

          (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.7% of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.7% of such class of securities.

     (c) Not applicable.

     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2009


                                CR INTRINSIC INVESTORS, LLC


                                By:    /s/ Peter Nussbaum
                                       -----------------------------------------
                                Name:  Peter Nussbaum
                                Title: Authorized Person


                                CR INTRINSIC INVESTMENTS, LLC


                                By:    /s/ Peter Nussbaum
                                       -----------------------------------------
                                Name:  Peter Nussbaum
                                Title: Authorized Person


                                STEVEN A. COHEN


                                By:    /s/ Peter Nussbaum
                                       -----------------------------------------
                                Name:  Peter Nussbaum
                                Title: Authorized Person